UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Commission File No. 000-30972

BRADNER VENTURES LTD.
(Translation of registrant's name into English)

Suite 1260, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BRADNER VENTURES LTD.
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED
FEBRUARY 28, 2003

BRADNER VENTURES LTD.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	February 28, 2003	November 30, 2002
		(Audited)

ASSETS

Current
Cash and cash equivalents	$1,599	$2,679
Accounts receivable	215	256
Prepaid expenses	500	500

	$2,314	$3,435

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities (Note 5)	$37,057	$37,446

Shareholders' deficiency
Capital stock (Note 3)
Authorized
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued
5,291,284 common shares (November 30, 2002 - 5,291,284)	4,029,498	4,029,498
Deficit accumulated during the exploration stage	(4,064,241)	(4,063,509)

	(34,743)	(34,011)

	$2,314	$3,435

Contingency (Note 7)
On behalf of the Board:

"Ron Schmitz"	Director	"Richard Coglon"	Director

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Month Period Ended February 28,	Three Month Period Ended February 28,
	2003	2002

EXPENSES
Bank charges and interest	$73	$509
Office and miscellaneous	1,671	1,730
Professional fees	825	19,873
Shareholder information	-	2,907
Transfer agent and regulatory fees	577	2,810
Travel and promotion	-	304

	3,146	28,133

OTHER ITEMS
Interest income	-	(1,527)
Foreign exchange (gain) loss	8	(43)
Recovery of expenses	(2,422)	-
Write-down of advances to affiliate	-	72,509

	(2,414)	70,939

Net loss for the period	$(732)	$(99,072)

Deficit, beginning of period	(4,063,509)	(3,801,559)

Deficit, end of period	$(4,064,241)	$(3,900,631)

Basic and diluted loss per share	$(0.01)	$(0.02)

Weighted average shares outstanding	5,291,284	4,591,547

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Month Period Ended February 28,	Three Month Period Ended February 28,
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(732)	$(99,072)
Items not affecting cash:
Write-down of advances to affiliate	-	72,509

Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	41	(1,706)
Increase (decrease) in accounts payable and accrued liabilities	(389)	5,254

Net cash flows used in operating activities	(1,080)	(23,015)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	93,335

Net cash flows provided by financing activities	-	93,335

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to affiliate	-	(72,509)

Net cash flows used in investing activities	-	(72,509)

Change in cash and cash equivalents for the period	(1,080)	(2,189)

Cash and cash equivalents, beginning of period	2,679	41,740

Cash and cash equivalents, end of period	$1,599	$39,551

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
FEBRUARY 28, 2003

1. BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Bradner Ventures Ltd. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF".

The Company is currently evaluating business opportunities and will decide which one to pursue at a later date.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financings, or generating profitable operations in the future. It is management's plan to seek additional capital through equity financing.

	February 28, 2003	November 30, 2002
		(Audited)
Working capital (deficiency)	$(34,743)	$(34,011)
Deficit accumulated during the exploration stage	(4,064,241)	(4,063,509)

3. CAPITAL STOCK

	Number of Shares	Amount

Authorized
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued
As at November 30, 2002 and February 28, 2003	5,291,284	$4,029,498

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
FEBRUARY 28, 2003

3. CAPITAL STOCK (cont'd...)

Stock options and warrants outstanding as of February 28, 2003 are as follows:

	Number Of Shares	Exercise Price	Expiry Date

Options	50,000	$ 0.15 US	June 26, 2011

Warrants	125,000	0.25 US	November 29, 2003
	125,000	0.25 US	December 6, 2003

4. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

5. RELATED PARTY TRANSACTIONS

During the period, the Company entered into transactions with related parties as follows:

a) Paid or accrued $1,500 (2002 - $1,500) for office rent to a company controlled by a director

b) Paid or accrued $825 (2002 - $5,042) in administration and accounting fees to a company which a director is president.

c) Advanced $Nil (2002 - $70,983) to a formerly affiliated company that has a common director. This amount was written-down to nil during the 2002 fiscal year.

Included in accounts payable is $23,678 (2002 - $13,854) due to a company of which a director is president.

6. SEGMENT INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment.

7. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US $12,078 (CAD $17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
FEBRUARY 28, 2003

7. CONTINGENCY (cont'd...)

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US $12,078 (CAD $17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Ron Schmitz
Ron Schmitz, President

Date: April 29, 2003